Exhibit 21.1

March 1, 2021

SUBSIDIARIES OF UNIQURE N.V.

Name of Subsidiary	Jurisdiction of Organization
uniQure biopharma B.V.	The Netherlands
uniQure IP B.V.	The Netherlands
uniQure Inc.	Delaware